PRESS RELEASE
For Immediate Release
Vivendi Universal Exchangeco Inc. Adjourns Shareholders Meeting to April 28, 2006
TORONTO — March 7, 2006 — As previously announced, Vivendi Universal Exchangeco Inc. (TSX:VUE) (Vivendi Universal Exchangeco) has adjourned its special meeting of the holders of its exchangeable shares to Friday, April 28, 2006.
The adjourned special meeting will be held on Friday, April 28, 2006 commencing at 9:00 a.m. (Toronto time) at 199 Bay Street, Suite 2300, Commerce Court West, Toronto. There will be no change in the record date for the meeting. Proxies already deposited in respect of the special meeting will be valid for the adjourned meeting. Holders of record of exchangeable shares will have until 9:00 a.m. (Toronto time) on Wednesday, April 26, 2006 to deposit their proxies to be voted at the adjourned special meeting.
CONTACTS:

Media	Investor Relations

New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
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Paris	Paris
Antoine Lefort	Daniel Scolan
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Agnès Vétillart	Laurence Daniel
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Alain Delrieu	Edouard Lassalle
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